May 17, 2012

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P.
Form 10-K for the Year Ended December 31, 2011 File No. 1-33551

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Decker:

On behalf of The Blackstone Group L.P., we are responding to your comment letter, dated May 3, 2012, regarding our Form 10-K for the Year Ended December 31, 2011.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed December 31, 2011 Annual Report on Form 10-K (“2011 Form 10-K”).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Where appropriate, we have provided as part of our responses below proposed additional disclosures or other revisions to be made in our future periodic filings, including our future interim filings.

Item 1. Business

Capital Invested In and Alongside Our Investment Funds, page 14

2.	Please tell us whether there is any impact of co-investments and side-by-side investments on your consolidated financial statements. In your discussion of other income on page 79, you discuss how the declines in the income of Private Equity and Real Estate consolidated side-by-side entities impacted net gains (losses) from fund investment activities. Please help us better understand the nature of these side-by-side entities and whether they relate to side-by-side investments.

The Blackstone Group® L.P. 345 Park Avenue New York, NY 10154 212 583-5000

Mr. Rufus Decker

May 17, 2012

For all of our investment vehicles, we do a careful analysis under accounting principles generally accepted in the United States of America (“GAAP”) to determine if the investment entity should be consolidated.

Co-investments are the result of opportunities made available to third party limited partners to make additional investments in the investments made by our funds. Side-by-side investments are the result of opportunities made available to Blackstone partners and employees to invest in the investments made by our funds. Co-investments are unaffiliated third party monies held in co-investment entities and are not consolidated. The impact to Blackstone’s consolidated financial statements from these co-investment entities is limited to management and advisory fees and performance fees and related expenses.

Blackstone may also hold interests in side-by-side entities. When a side-by-side entity is consolidated, its assets and liabilities are included in the consolidated statements of financial condition. The impact of the net asset/liability, apart from Blackstone’s portion, is effectively offset by a non-controlling interest. The impact on the consolidated statement of operations of a consolidated side-by-side entity is on “Fund Expenses”, “Other Income - Net Gain (Loss) from Fund Investment Activities” and “Non-Controlling Interests Attributed to Consolidated Entities”. The consolidation of the side-by-side entities, apart from Blackstone’s portion, effectively has no net impact on the net income attributable to The Blackstone Group L.P., the registrant, and our public common unitholders.

Because of the effect of the consolidated Blackstone Funds on the statement of financial condition, we presented a supplemental consolidating schedule of the statement of financial condition as Item 8A. of the 2011 Form 10-K, pages 195-197. This statement separately presents the Consolidated Blackstone Operating Partnerships from the Consolidated Blackstone Funds. We will enhance disclosure in our management’s discussion and analysis (“MD&A”) regarding Other Income - Net Gains (Losses) from Fund Investment Activities and Non-Controlling Interests in Consolidated Entities. Exhibit A to this letter is what our enhanced 2011 Form 10-K MD&A disclosure would have been for these items. We were able to include this additional MD&A disclosure in the March 31, 2012 Quarterly Report on Form 10-Q (“March 31, 2012 Form 10-Q”) filed May 7, 2012, pages 61-62, and have reproduced that disclosure as Exhibit A to this letter. We also enhanced the Non-Controlling Interests in Consolidated Entities policy disclosure commencing with our March 31, 2012 Form 10-Q, page 55, and have reproduced that disclosure as Exhibit B to this letter.

Mr. Rufus Decker

May 17, 2012

Management’s Discussion and Analysis, page 67

Consolidated Results of Operations, page 77

3.	Please provide a discussion of net income (loss) attributable to non-controlling interests in consolidated entities and net income (loss) attributable to non-controlling interests in Blackstone Holdings to provide investors with a better understanding of the underlying reasons for changes in these line items from period to period. Please also discuss the underlying reasons for changes in the net income (loss) of your consolidated funds. In this regard, net income (loss) attributable to redeemable non-controlling interests in consolidated entities decreased from income of $84.8 million during the year ended December 31, 2010 to a loss of $32.5 million for the year ended December 31, 2011. In a similar manner, there were significant fluctuations in the amounts of net income (loss) attributable to noncontrolling interests in consolidated entities which are not redeemable and to non-controlling interests in Blackstone Holdings from the year ended December 31, 2010 to the year ended December 31, 2011. Please also discuss these amounts as a percentage of total net income (loss) and to the extent necessary, how such amounts are calculated. Refer to Item 303(a)(3) of Regulation S-K and the corresponding instructions and Section 501.12 of the Financial Reporting Codification for guidance.

Under GAAP, we are required to consolidate certain of our funds for which we are either the primary beneficiary or for which we, as general partner of the fund, are presumed to have control. In addition, we consolidate the Blackstone Holdings partnerships despite holding only a non-controlling interest in the partnerships, as the limited partners do not have the right to dissolve the partnerships or have substantive kick out rights or participating rights that would overcome the presumption of control by the Partnership.

The income from consolidated funds is recorded in our consolidated statements of operations as Other Income - Net Gains (Losses) from Fund Investment Activities. We attribute net income (loss) and, where relevant, comprehensive income (loss), to The Blackstone Group L.P. and redeemable and non-redeemable non-controlling interest in consolidated entities based both on the relative ownership interests of the respective parties as well as the contractual arrangements that govern allocations of income (loss), including the allocation of management and performance-based fees.

With respect to the consolidated Blackstone Holdings partnerships, the net income (loss) attributable to non-controlling interests in Blackstone Holdings is calculated based on the relative ownership interest of the respective parties.

We will enhance our policy description of Non-Controlling Interests in Consolidated Entities in our MD&A to address the impact of consolidated side-by-side investment entities on non-controlling interests and also to provide information on our methodology for calculating the amounts attributed to non-controlling interests which include the attribution based on contractual relationships that govern periodic allocations and relative percentage ownerships. As noted in our response to Comment #2, we will also provide the related MD&A variance analyses. These disclosures are included in Exhibits A and B to this letter.

4.

Please provide a comprehensive discussion and analysis of the changes in your provision (benefit) for taxes and corresponding effective tax rate from period to period. The reconciliation provided on page 175 indicates there were multiple significant items that impacted your effective income tax rate during the year ended December 31, 2011, including equity-based compensation and the change in tax rate. For each significant

Mr. Rufus Decker

May 17, 2012

item, please discuss both the impact on your actual historical financial statements as well as the expected impact on future periods. Refer to Item 303(a)(3) of Regulation S-K and the corresponding instructions and Section 501.12 of the Financial Reporting Codification for guidance.

We will provide an enhanced annual MD&A discussion for the significant variances in the provision (benefit) for taxes and corresponding effective tax rate from period to period. The following is the disclosure we would have provided in the Consolidated Results of Operations section of our MD&A on page 79 of our 2011 Annual Report on Form 10-K:

Provision for Taxes

Blackstone’s provision for taxes for the periods ended December 31, 2011, 2010 and 2009 was $345.7 million, $84.7 million and $99.2 million, respectively, with an effective tax rate of 447.5%, -16.2% and -4.3%, respectively. Several factors contributed to the increase in the effective tax rate for 2011 compared to 2010. First, pre-tax book income was $77.3 million for 2011 compared with a pre-tax book loss of $522.7 million for 2010. Second, some deferred tax assets were reversed due to a lower apportionment of income subject to New York City tax. As a result certain deferred tax assets will no longer be utilized and were reversed, resulting in a higher effective tax rate for 2011. Also, the pre-tax book income (loss) includes a pre-tax loss amount that is passed through to common unitholders and non-controlling interest and is not taxable to the Partnership and its subsidiaries, which increases the effective tax rate in the year with pretax book income and reduces the rate in the year with a pretax book loss. Finally, the book equity-based compensation expense exceeds the tax deductible equity-based compensation expense due to the issuance of units that are not tax deductible since they represent a value for value exchange for tax purposes, which also increases the effective tax rate.

All factors except the reversal of the deferred tax asset are expected to impact the effective tax rate for future years.

The increase in the 2010 effective tax rate compared with the prior year resulted from the lower amount of pre-tax book loss compared with the prior year pre-tax book loss amount.

Other Income, page 79

5.	You recorded $197.8 million of other income during the year ended December 31, 2011 as a result of the reduction in amounts due to certain non-controlling interest holders in connection with the tax receivable agreement. The reduction in amounts due appears to be related to the adoption of a New York City tax law based on disclosures provided on pages 79 and 175. Please address the following:

•	Please tell us the nature of this tax law and why it led to the reduction in amounts due under the tax receivable agreement;

Mr. Rufus Decker

May 17, 2012

•	Please tell us whether it is a newly enacted law. If not, please help us understand why it would not have previously been adopted; and

•	Please help us understand how you determined the amount of reduction in your tax receivable agreement liability as a result of this law.

We advise the Staff that the tax law referred to in the disclosures identified by the Staff, which was not newly enacted, provides the methodology for the sourcing of receipts for apportionment of income to New York City. In 2011, a legal entity reorganization was executed for various business and regulatory purposes. As a result of this legal entity reorganization (and not a change in law), we and our advisers concluded that the New York City and New York State sourcing rules with respect to the receipts of brokers-dealers should now apply with respect to the income of certain of our entities, and we applied those rules accordingly, which resulted in the $197.8 million reduction to the amounts due to non-controlling interest holders in connection with the tax receivable agreement. The source of a broker-dealer’s income for those purposes is based on the address of the customer, whereas our prior sourcing method for those entities was based on the location of the individuals performing the services giving rise to the receipts.

The reduction in the New York City apportionment factor due to this change in sourcing methodology results in a lower effective tax rate for the corporate subsidiary of The Blackstone Group L.P. that is the obligor under the tax receivable agreement. The tax receivable agreement is further described on pages 225-226 of our 2011 Form 10-K. The amounts due under the tax receivable agreement represent the obligation of the corporate subsidiary to make payments to certain current or former non-controlling interest holders based upon tax savings realized from the taxable purchases or exchanges of their interests. As these payments depend on the tax savings actually realized from such purchases and exchanges, the reduction in the effective tax rate and the corresponding reduction in the tax savings realized also results in a reduction in the amounts due under the tax receivable agreement.

The amount of reduction in the tax receivable agreement liability was determined by recalculating the amount of tax savings realized from the amortization of the intangibles resulting from the taxable purchases using the revised effective tax rate and determining the resulting amounts due under the tax receivable agreement. These revised amounts were compared with the amounts due that were calculated using the effective rate before the change in the sourcing methodology to determine the amount of the reduction in the liability.

As noted in our response to Comment #4, the change in sourcing methodology also resulted in a corresponding increase of $233.7  million to our Provision for Taxes for the reduction in Deferred Tax Assets, which with the $197.8 million increase to Other Income-Reversal of Tax Receivable Agreement Liability resulted in a loss of $35.9 million in 2011.

6.

Your income (loss) before provision (benefit) for taxes appears to be materially impacted by net gains from fund investment activities. For example, net gains from fund investment activities decreased by $487.1 million from the year ended December 31, 2010 to the year ended December 31, 2011 compared to income before provision for taxes of $77.3 million during the year ended December 31, 2011. In this regard, please provide a more comprehensive discussion and analysis of the investment activities generating these amounts for each period presented to allow investors to understand the material factors

Mr. Rufus Decker

May 17, 2012

affecting the amounts recognized, realized and unrealized, and any material uncertainties or trends that may impact future results. To the extent necessary, please separately discuss gross realized gains, gross realized losses, gross unrealized gains, gross unrealized losses, gross unrealized gains reversed, and unrealized losses reversed. It may also be necessary to provide a detailed discussion of the funds and/or the funds’ underlying investments to fully analyze the components of this line item.

We refer the Staff to our responses to Comments #2 and #3 and the enhanced disclosure we reproduced in Exhibits A and B.

With respect to the comment regarding realized and unrealized gains (losses), we direct the Staff to the Investments of Consolidated Blackstone Funds section of Note 4. Investments of our Consolidated Financial Statements on page 156 of our 2011 Form 10-K. This note discloses the components of Other Income - Net Gains from Fund Investment Activities including Realized Gains (Losses) and Changes in Unrealized Gains (Losses). We commit to providing the enhanced MD&A discussion of Other Income and Non-Controlling Interests previously referenced.

Segment Analysis

Private Equity, page 83

7.	In your discussion of Assets Under Management on page 86, you refer to the inclusion of non fee-earning co-investment assets as a result of a change in methodology implemented during the fourth quarter of 2011. Please help us understand the change and what impact the change had on your assets under management and correspondingly results of operations.

We anticipate continued growth in non fee-earning co-investments and expect that these co-investments will become a more significant component of our business. As a result, we decided it was timely to begin including non fee-earning co-investments in our Assets Under Management. As these are non fee-earning assets we continued to exclude them from Fee-Earning Assets Under Management. At December 31, 2011, the impact was an increase of $2.2 billion, or less than 2%, to our Assets Under Management. There was no impact on our consolidated results of operations.

Financial Statements

Consolidated Statement of Changes in Partners’ Capital, page 133

8.	The total other comprehensive income (loss) line item appears to represent total comprehensive income (loss). Please advise or revise the title as necessary.

We agree with the Staff’s comment that the total other comprehensive income (loss) line should have been titled total comprehensive income (loss).

Mr. Rufus Decker

May 17, 2012

With the adoption of ASU 2011-05, Comprehensive Income: Presentation of Comprehensive Income on January 1, 2012, we are now presenting consolidated statements of comprehensive income as a consecutive statement to the consolidated statements of operations. As a result, total comprehensive income together with the amounts attributed to non-controlling interests will no longer be presented within the statement of changes in partners’ capital. Instead, the components of other comprehensive income, total comprehensive income and the attribution of total comprehensive income to non-controlling interests and The Blackstone Group L.P. will be presented in the consolidated statements of comprehensive income for interim and annual periods. The revised presentation is on page 7 of our March 31, 2012 Form 10-Q.

9.	Please clearly indicate which columns are included in equity attributable to The Blackstone Group L.P. See ASC 810-10-50-1A(c) and ASC 810-10-55-4L.

The columns titled “Partners’ Capital” and “Accumulated Other Comprehensive Income” represent the equity attributable to The Blackstone Group L.P. Prospectively, we will reflect our annual presentation of the consolidated statement of partners’ capital by identifying the Accumulated Other Comprehensive Income column and the Partners’ Capital column with the heading of The Blackstone Group L.P.

Please see Exhibit C to this letter for the prospective presentation of our 2011 Statement of Partners’ Capital, which would have been included on page 135 of our 2011 Form 10-K. In addition, please note that Exhibit C does not include total comprehensive income, as we have presented 2011 changes in Partners’ Capital in accordance with ASU 2011-05 which requires a separate statement of total comprehensive income.

10.	The amounts reported under the non-controlling interests in consolidated entities column for net income do not agree to the amounts reported on your statements of operations. In addition, the sum of the net income (loss) and currency translation adjustment amounts reported in the non-controlling interests columns do not equal to the amount of comprehensive income (loss) attributable to non-controlling interests presented on this statement. It appears that the amounts currently presented for net income (loss) and currency translation adjustment under the appropriated partners’ capital column should be reflected instead under a non-controlling interest column. Reclassification adjustments should then be made from the non-controlling interest column to the appropriated partners’ capital for each of these amounts. Please advise or revise as necessary.

On application of the amended guidance under ASC 810, Consolidation (issued as Statement of Financial Accounting Standards No. 167), we consolidated a number of collateralized loan obligation vehicles (“CLOs”) and elected the fair value option on both their assets and liabilities. The difference in fair value of their assets and liabilities was not attributable to The Blackstone Group L.P. and we believed it would be inappropriate to attribute such amounts to Blackstone on transition and in subsequent reporting periods. We noted through a review of interpretive guidance issued by our auditors (posted to their Technical Library which is available to all subscribers) that a question had been raised with the Staff of the Office of the Chief Accountant of the Securities and Exchange Commission with respect to the

Mr. Rufus Decker

May 17, 2012

attribution of such amounts and further noted that the Staff stated that they would not object to an appropriate attribution of periodic net income or loss between the parent and non-parent interests as an allocation to non-controlling interest holders with a corresponding adjustment made to the amount of the appropriated retained earnings. The Staff stated that they would object to presenting the amount of net income (loss) attributable to non-parent interests as a non-controlling interest in the statement of financial condition of the consolidated entity that includes the asset manager. In addition, the Staff indicated that only one caption should be presented for net income (loss) of the consolidated parent entity that is attributable to non-parent interests.

We applied the guidance, as discussed above, and disclosed the accounting policy related to consolidated CLOs in our March 31, 2010 Form 10-Q and in each of our December 31, 2010 and 2011 Forms 10-K in Note 2. Significant Accounting Policies – Investments, at Fair Value. Further, by analogy, the same presentation was applied to the attribution of other comprehensive income, comprising only currency translation adjustments related to the consolidated CLOs, to non-controlling interests and appropriated partners’ capital.

We note that in applying the guidance, there is an inherent mismatch between the amounts shown on the statement of operations attributable to non-controlling interests and those shown on the Statement of Financial Condition. The amounts shown in the statement of operations include the non-parent interests in the consolidated CLOs while the amounts in the statement of changes in partners’ capital are presented net of the adjustment to appropriated partners’ capital. As a result, it is necessary to aggregate the amounts shown in net income (loss) attributed to non-controlling interests and the amounts attributed to appropriated partners’ capital in the statement of changes in partners’ capital to reconcile to the amounts shown as attributable to non-controlling interests on the statement of operations.

We believe this presentation appropriately reflects the application of the Staff’s comments on this topic, as we understand them.

11.	Please tell us what consideration you gave to separately presenting comprehensive income (loss) attributable to redeemable non-controlling interests in consolidated entities.

Consideration was given to separately presenting comprehensive income (loss) attributable to redeemable non-controlling interest in consolidated entities within the consolidated statement of changes in partners’ capital. For the three years reported in our 2011 Form 10-K, none of the other comprehensive income was attributable to redeemable non-controlling interest holders. As a result, comprehensive income (loss) attributable to this group of non-controlling interest holders is exactly equal to net income (loss) attributable to them. We therefore concluded that separate presentation of comprehensive income (loss) attributable to redeemable non-controlling interests in consolidated entities was not required.

Mr. Rufus Decker

May 17, 2012

Prospectively, should any currency translation adjustment be attributable to redeemable non-controlling interests in consolidated entities, we will separately present comprehensive income (loss) attributable to redeemable non-controlling interests in consolidated entities within the consolidated statement of changes in partners’ capital.

Item 11. Executive Compensation

Summary Compensation Table, page 212

12.	Refer to footnote (b) disclosure on page 212. Unlike the 2010 Summary Compensation Table where the amounts disclosed in the “All Other Compensation” column represented the amount of compensation expense (positive or negative) recorded by you on an accrual basis in respect of carried interest allocations, you now disclose the cash payments in respect of carried interest or incentive fee allocations relating to your Performance Plans. Please explain to us the reasons for the change in the disclosure. We may have additional comments following the review of your response.

We determined that all other compensation, as disclosed in the Summary Compensation Table, for our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated employees who served as executive officers at December 31, 2011 is more meaningfully reflected on a cash basis in respect of carried interest or incentive fee allocations relating to our Performance Plans. We believe that actual payments better reflect the compensation paid to an executive, particularly given the variability in more accruals until the carried interest or incentive fees are realized and can lead to over or under statement of compensation expense in any period prior to its actual payment. This is consistent with other metrics presented and relied on by investors in the relevant period. We also believe that the cash presentation will foster comparability with the majority of the other publicly traded alternative asset managers and is consistent with how we discuss the Performance Plans within the Compensation Discussion and Analysis section in Item 11. of our 2011 Form 10-K. Moreover, an accrual presentation does not reflect the potential changes or forfeitures to total compensation that may occur prior to payment. We would also note that payments relating to carried interest or incentive fee allocations are made to executive officers substantially concurrently with the distribution of the underlying funds so that the resulting composition of the Summary Compensation Table would be mechanistic and, therefore, more informative as it reflects actual compensation. In order to transition the disclosure, we have reflected in note (b) to the Summary Compensation Table the carried interest or incentive fee allocations on an accrual basis.

* * *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker

May 17, 2012

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc:	Securities and Exchange Commission

Ms. Chambre Malone, Staff Attorney

Ms. Era Anagnosti, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

Mr. Rufus Decker

May 17, 2012

Exhibit A

Information in Response to Comments #2 and #3

Revised 2011 Form 10-K MD&A disclosure which would have appeared on page 79.

Other Income

Other Income - Net Gains (Losses) from Fund Investment Activities is attributable to the consolidated Blackstone Funds which are largely held by third party investors. As such, most of this Other Income is eliminated from the results attributable to The Blackstone Group L.P. through the redeemable non-controlling interests and non-controlling interests items in the Consolidated Statements of Operations.

Other Income - Net Gains (Losses) from Fund Investment Activities was $14.9 million for the year ended December 31, 2011, a decrease of $487.1 million compared to $502.0 million for the year ended December 31, 2010. The decrease was principally driven by the Credit Businesses, Hedge Funds Solutions and Real Estate segments with decreases of $269.9 million, $135.2 million and $74.1 million, respectively. Higher valuations on the liabilities of the consolidated CLO vehicles, which were in excess of the valuations of their investments, resulted in the decrease in the Credit Businesses segment. The decrease in the Hedge Funds Solutions segment was the result of its consolidated funds experiencing lower returns in 2011 compared to 2010 in line with the returns of the BAAM Managed Funds, Core Funds Composite. The Real Estate decrease in 2011 was driven by a decrease in the appreciation of the investments of the consolidated funds compared to 2010.

Other Income - Net Gains (Losses) from Fund Investment Activities was $502.0 million for the year ended December 31, 2010, an increase of $325.3 million compared to $176.7 million for the year ended December 31, 2009. The increase was driven by the Real Estate, Credit Businesses and Private Equity segments with increases of $171.8 million, $98.2 million and $78.1 million, respectively. The Real Estate increase was driven by valuation increases across most of the segment’s investments, primarily driven by Equity Office Properties Trust and Hilton Hotels Corporation. The Credit Businesses increase was due to the inclusion of a number of CLO vehicles in our consolidated results commencing on January 1, 2010. The Private Equity increase was driven by appreciation in the value of our privately and publicly held portfolio investments, especially those in the hospitality/leisure and retail/consumer sectors.

Non-Controlling Interests in Consolidated Entities

The Net Income Attributable to Redeemable Non-Controlling Interests and Consolidated Entities and Net Income (Loss) Attributable to Non-Controlling Interests in Consolidated Entities is attributable to the consolidated Blackstone Funds. The amounts of these items vary directly with the performance of the consolidated Blackstone Funds and largely eliminate the amount of Other Income - Net Gains (Losses) from Fund Investment Activities from the Net Income Attributable to The Blackstone Group L.P.

Mr. Rufus Decker

May 17, 2012

Net Income (Loss) Attributable to Non-Controlling Interests in Blackstone Holdings is derived from the Income (Loss) before Provision (Benefit) for Taxes, after the allocation of income (loss) to the redeemable and non-redeemable non-controlling interest holders in consolidated entities and the percentage allocation of the income between Blackstone Holdings and The Blackstone Group L.P.

For the year ended December 31, 2011, the average net income before taxes allocated to Blackstone Holdings was 57.4% compared to 67.3% for the year ended December 31, 2010. The decrease of 9.9% was due to conversions of Blackstone Holdings Partnership Units to Blackstone common units and the vesting of common unit grants. Other Income - Reversal of Tax Receivable Agreement Liability was entirely allocated to The Blackstone Group L.P.

For the year ended December 31, 2010, the average net income before taxes allocated to Blackstone Holdings was 67.3% compared to 73.7% for the year ended December 31, 2009. The decrease of 6.4% was due to conversions of Blackstone Holdings Partnership Units to Blackstone common units and the vesting of common unit grants.

From the March 31, 2012 Form 10-Q, pages 61-62.

Other Income

Other Income - Net Gains (Losses) from Fund Investment Activities is attributable to the consolidated Blackstone Funds which are largely held by third party investors. As such, most of this Other Income is eliminated from the results attributable to The Blackstone Group L.P. through the redeemable non-controlling interests and non-controlling interests items in the Condensed Consolidated Statements of Operations.

Other Income was $288.1 million for the three months ended March 31, 2012, an increase of $333.3 million compared to $(45.2) million for the three months ended March 31, 2011. The change was principally driven by increases in unrealized gains relating to the consolidated CLO vehicles. This increase was due to a greater demand in the market from the first quarter of 2011 for the underlying investments held by the consolidated CLO vehicles which raised asset values as well as the consolidation of the CLO vehicles from the Harbourmaster and Allied Irish Banks acquisitions.

Non-Controlling Interests in Consolidated Entities

The Net Income Attributable to Redeemable Non-Controlling Interests and Consolidated Entities and Net Income (Loss) Attributable to Non-Controlling Interests in Consolidated Entities is attributable to the consolidated Blackstone Funds. The amounts of these items vary directly with the performance of the consolidated Blackstone Funds and largely eliminate the amount of Other Income - Net Gains (Losses) from Fund Investment Activities from the Net Income Attributable to The Blackstone Group L.P.

Mr. Rufus Decker

May 17, 2012

The Net Income Attributable to Non-Controlling Interests in Blackstone Holdings for the first quarter of 2012 is largely unchanged from the first quarter of 2011.

Mr. Rufus Decker

May 17, 2012

Exhibit B

Information in Response to Comments #2 and #3

From the March 31, 2012 Form 10-Q, page 55, marked to show changes.

Non-Controlling Interests in Consolidated Entities

Non-Controlling Interests in Consolidated Entities represent the component of Partners’ Capital in consolidated Blackstone ~~entities~~Funds and side-by-side entities held by third party investors. ~~Such~~ The percentage interests held by third parties and employees ~~are~~ is adjusted for general partner allocations and by subscriptions and redemptions in funds of hedge funds and certain credit-oriented funds which occur during the reporting period. In addition, all non-controlling interests in consolidated Blackstone Funds are attributed their share of income (loss) arising from the respective funds and their share of other comprehensive income, if applicable. Non-controlling interests related to funds of hedge funds and certain other credit-oriented funds are subject to annual, semi-annual or quarterly redemption by investors in these funds following the expiration of a specified period of time (typically between one and three years), or may be withdrawn subject to a redemption fee in the funds of hedge funds and certain credit-oriented funds during the period when capital may not be withdrawn. As limited partners in these types of funds have been granted redemption rights, amounts relating to third party interests in such consolidated funds are presented as Redeemable Non-Controlling Interests in Consolidated Entities within the Condensed Consolidated Statements of Financial Condition. When redeemable amounts become legally payable to investors, they are classified as a liability and included in Accounts Payable, Accrued Expenses and Other Liabilities in the Condensed Consolidated Statements of Financial Condition. For all consolidated funds in which redemption rights have not been granted, non-controlling interests are presented within Partners’ Capital in the Condensed Consolidated Statements of Financial Condition as Non-Controlling Interests in Consolidated Entities.

Mr. Rufus Decker

May 17, 2012

Exhibit C

Information in Response to Comment #9

The following is the prospective presentation of our Consolidated Statement of Partners’ Capital:

		The Blackstone Group L.P.
	Common Units	Partners’ Capital	Accumulated Other Compre- hensive Income	Appro- priated Partners’ Capital	Non- Controlling Interests in Consolidated Entities	Non- Controlling Interests in Blackstone Holdings	Total Partners’ Capital	Redeemable Non- Controlling Interests in Consolidated Entities
	(Dollars in Thousands, Except Unit Data)
Balance at December 31, 2010	416,092,022	$3,888,211	$4,302	$470,583	$870,908	$2,418,517	$7,652,521	$600,836
Acquisition Adjustments Relating to Consolidation of CLO Entities	—	—	—	97,660	113	—	97,773	—
Net Income (Loss)	—	(168,303)	—	(190,780)	206,390	(83,234)	(235,927)	(32,526)
Currency Translation Adjustment	—	—	(2,344)	9,400	—	—	7,056	—
Capital Contributions	—	—	—	—	777,363	—	777,363	411,355
Capital Distributions	—	(294,169)	—	—	(321,891)	(408,663)	(1,024,723)	(286,396)
Transfer of Non-Controlling Interests in Consolidated Entities	—	—	—	—	2,614	(2,614)	—	—
Purchase of Interests from Certain Non-Controlling Interest Holders	—	(466)	—	—	—	(1,652)	(2,118)	—
Deferred Tax Effects Resulting from Acquisition of Ownership Interests from Non-Controlling Interest Holders	—	58,391	—	—	—	—	58,391	—
Equity-Based Compensation	—	565,438	—	—	—	761,464	1,326,902	—
Relinquished in Deconsolidation and Liquidation of Partnership	—	—	—	1	—	—	1	(107,663)
Net Delivery of Vested Common Units	8,105,566	(34,590)	—	—	—	—	(34,590)	—
Repurchase of Common Units and Blackstone Holdings Partnership Units	—	—	—	—	—	(469)	(469)	—
Change in The Blackstone Group L.P.’s Ownership Interest	—	(5,893)	—	—	—	5,893	—	—
Conversion of Blackstone Holdings Partnership Units to Blackstone Common Units	62,055,376	228,722	—	—	—	(228,722)	—	—
Issuance of New Units	3,177,943	44,500	—	—	—	—	44,500	—

Balance at December 31, 2011	489,430,907	$4,281,841	$1,958	$386,864	$1,535,497	$2,460,520	$8,666,680	$585,606